Northern Oil and Gas, Inc.
601 Carlson Parkway, Suite 990
Minnetonka, Minnesota 55305

December 17, 2018
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:     Northern Oil and Gas, Inc.
Registration Statement on Form S-3
File No.     333-227945
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Northern Oil and Gas, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement (the “Registration Statement”) be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on December 19, 2018, or as soon thereafter as possible. The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.
Please contact Erik J. Romslo, Executive Vice President, General Counsel and Secretary of the Company, at +1 (952) 476-9800, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,
Northern Oil and Gas, Inc.

/s/ Erik J. Romslo
Erik J. Romslo
Executive Vice President, General Counsel and Secretary